Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 21
DATED MAY 28, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 21 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 21 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 20 dated May 24, 2004, Supplement No. 19 dated May 20, 2004, Supplement No. 18 dated May 3, 2004, Supplement No. 17 dated April 28, 2004, Supplement No. 16 dated April 20, 2004, Supplement No. 15 dated April 12, 2004, Supplement No. 14 dated March 25, 2004, Supplement No. 13 dated March 15, 2004, (Supplement No. 13 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and March 9, 2004), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Northpointe Plaza, Spokane, Washington

On May 28, 2004, we purchased an existing shopping center known as Northpointe Plaza, containing 378,890 gross leasable square feet. The center is located at 10100 N. Newport Highway in Spokane, Washington.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $56,100,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $148 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Safeway, Best Buy and Gart Sports, each leases more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Safeway	47,000	12	7.82	11/90	10/10

Best Buy	45,000	12	7.56	10/01	10/16

Gart Sports	45,658	12	11.56	09/98	01/13

For federal income tax purposes, the depreciable basis in this property will be approximately $42,100,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Northpointe Plaza was built between 1991 to 1993. As of May 1, 2004, this property was 99% occupied, with a total 374,148 square feet leased to thirty-one tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Radio Shack	2,764	08/05	34,550	12.50
Payless Shoes	2,992	11/05	52,659	17.60
TJ Maxx	24,894	01/06	186,705	7.50
Sally Beauty Supplies	1,778	03/06	25,106	14.12
Corral West	7,560	03/06	64,260	8.50
Great Clips	1,600	05/06	27,920	17.45
Mother Cupboard	1,600	05/06	25,600	16.00
Washington Mutual	4,500	06/06	82,404	18.31
Fashion Bug	9,000	01/07	81,000	9.00
Pier One Imports	10,000	06/07	144,600	14.46
Foxy Nail	1,840	10/07	33,180	18.03
Payday Plus	1,250	06/08	26,400	21.12
Mark Webb	1,500	01/09	25,500	17.00
America's Best	4,500	03/09	72,000	16.00
Hollywood Video	7,500	08/09	141,450	18.86
Bath & Body Works	2,363	01/10	42,888	18.15
Safeway	47,000	10/10	367,386	7.82
Safeway Gas Bar	5,032	01/11	98,000	19.48
Marks Hallmark	5,026	01/11	75,390	15.00
Mail Boxes, Etc.	1,600	07/11	26,400	16.50
Red Robin Restaurant	6,469	11/11	87,808	13.57
Taco Bell	3,000	05/12	54,996	18.33
Gart Sports	45,658	01/13	527,592	11.56
Country Buffet	10,172	01/13	140,373	13.80
Azteca Restaurant	5,275	04/13	87,860	16.66
Staples	25,540	07/13	305,793	11.97
PetSmart	26,175	08/13	376,396	14.38
Linens 'N Things	36,554	09/15	448,517	12.27
Best Buy	45,000	10/16	340,000	7.56
Borders	22,631	01/18	178,785	7.90
Applebees	5,000	04/27	66,999	13.40

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Watauga Pavilion, Watauga, Texas

On May 21, 2004, we purchased a newly constructed shopping center known as Watauga Pavilion, containing 205,740 gross leasable square feet. The center is located at 7600-7620 Denton Highway in Watauga, Texas.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $35,700,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $173 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Oshman's and Bed, Bath & Beyond, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Oshman's Sporting Goods	33,000	16	10.50	03/04	01/14

Bed, Bath & Beyond	24,573	12	7.50	12/03	11/13

For federal income tax purposes, the depreciable basis in this property will be approximately $26,800,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Watauga Pavilion was built during 2003 to 2004. As of May 1, 2004, this property was 63% occupied, with a total 130,484 square feet leased to eleven tenants and an additional 62,228 square feet leased to three tenants with lease commencement dates between April and May 2004. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Cool Cuts 4 Kids	1,212	10/08	25,452	21.00
Beauty Brands	6,300	12/08	138,600	22.00
Mattress Giant	5,000	12/08	110,000	22.00
Sprint	2,738	12/08	60,236	22.00
EB Games	1,500	12/08	34,500	23.00
Pier One Imports	9,359	11/13	161,256	17.23
Bed, Bath & Beyond	24,573	11/13	184,298	7.50
Oshman's	33,000	01/14	346,500	10.50
Half Price Books	9,600	02/14	115,200	12.00
Cost Plus World Market	18,120	02/14	240,090	13.25
PetSmart	19,082	02/19	198,453	10.40

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offerings as of May 26, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our first offering began September 15, 2003:	69,085,800	690,803,409	72,101,740	618,701,669

Shares sold pursuant to our distribution reinvestment program	537,025	5,102,337	-	5,102,337

	69,642,825	696,105,746	72,101,740	624,004,006

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.